Exhibit 3.3.1

Bylaw Amendment – Effective June 12, 2007

AMENDMENTS TO THE BYLAWS
OF
FIRST CONSULTING GROUP, INC.

1.             Section 17 of Article IV of the Bylaws shall be amended in its entirety to read as follows:

Section 17.  Election of Directors.   At each annual meeting of stockholders of the corporation commencing at the annual meeting of stockholders in 2008, all directors shall be elected for a one (1) year term expiring at the next succeeding annual meeting of stockholders, by such stockholders having the right to vote on such election.  The term of each director serving as of and immediately following the date of the 2007 annual meeting of stockholders shall expire on the date of the next annual meeting of stockholders after such date, notwithstanding that such director may have been elected for a term that extended beyond the date of such annual meeting of stockholders.  Each director shall hold office until his term expires or until the director’s prior death, resignation, disqualification or removal from office; provided that each director shall serve notwithstanding the expiration of the director’s term until the director’s successor shall be duly elected and qualified.

2.             Section 20 of Article IV of the Bylaws shall be amended in its entirety to read as follows:

Section 20.  Removal.   Unless otherwise restricted by law, the Certificate of Incorporation or these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority in voting power of all issued and outstanding stock entitled to vote at an election of directors.